

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

Via E-mail
Brian Keasberry, President, Secretary and Treasurer
BRK, Inc.
3871 S. Valley View Blvd., Unit 70
Las Vegas, Nevada 89103

> **Re:** **BRK, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2011**
> **File No. 333-177823**

Dear Ms. Keasberry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Outside Front Cover Page of Prospectus

1. Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

Prospectus Summary, page 4

2. We note your statement in the fourth paragraph that you anticipate that you will generate revenues in approximately one to three months from the date of the prospectus. Please also disclose here that there is no guarantee that you will generate revenues and that you currently have only enough cash to continue operations for approximately three months.

The Offering, page 5

3. We note your disclosure in the sixth row of the table regarding the duration of the offering. The information disclosed there is not consistent with your disclosure on the prospectus cover page that the shares will be offered for 16 months from the effective date of the prospectus. Please advise or revise accordingly.

Summary Financial Information, page 6

4. Please revise your registration statement to remove the Net Loss per Share line item in the section showing the period from inception through April 30, 2011.

Market Information, page 16

5. The last sentence states that you have no outstanding securities that are convertible into shares of common stock. The last paragraph on page 36 states that you have outstanding convertible promissory notes in an aggregate principal amount of $73,089, which convert at any time into an aggregate of 14,671,800 shares of common stock. Please revise your disclosure to eliminate the inconsistent statements as necessary throughout the prospectus.

Holders, page 16

6. You state that you have ten holders of record as of November 8, 2011. However, in the third paragraph on page 36 you indicate that you have nine registered stockholders of record. Please advise us of the reason for the inconsistency or revise accordingly.

Use of Proceeds, page 16

7. Please tell us how the table showing the intended use of proceeds reconciles to the net proceeds caption in The Offering section on page 5.

Selling Stockholders, page 18

8. Please revise your disclosure to identify the nature of and date of the transactions in which the selling shareholders received their shares of common stock.

Management's Discussion and Analysis of Financial Condition . . . , page 21

Liquidity and Capital Resources, page 24

9. Please revise your disclosure to describe all internal and external sources of liquidity. See Item 303(a)(1) of Regulation S-K. In this regard, we note that you have not discussed your issuances of convertible promissory notes or officer cash advances to your

company. Please also file the form promissory note and all related agreements as exhibits to your registration statement.

Description of Business, page 26

Organization within the Last Five Years, page 26

10. Please revise your disclosure here to indicate that Melissa Carroll is a promoter of the company, consistent with your disclosure under "Promoter" on page 29.

In General, page 26

11. Please describe in more detail the preliminary market testing you discuss in this section, including who performed the testing, which markets were tested, how results were measured and what constitutes "consumer acceptance."

Competition, page 27

12. Please revise your disclosure to provide all information required by Item 101(h)(4)(iv) of Regulation S-K. In this regard, we note that you have not described your competitive position and methods of competition.

Facilities, page 27

13. Please file all material leases as exhibits to your registration statement.

Experts, page 39

14. Please revise to include the address of counsel. See paragraph 23 of Schedule A of the Securities Act of 1933.

Financial Statements and Accompanying Footnotes, page F-1

General

15. We refer to your disclosure on page 5 and elsewhere in the registration statement where you state that you have 4,099,920 shares of common stock outstanding prior to the offering. In this regard, please explain to us the reason your balance sheets and statements of shareholders' deficit do not reflect 4,099,920 common shares outstanding or, alternatively, revise your financial statements as appropriate. Additionally, to the extent that you have not used the appropriate weighted average number of shares outstanding in your net loss per share calculation, please also revise your "Statements of Expenses" as appropriate.

Statements of Expenses, page F-4

16. Please rename your statement of expenses as a "statement of operations". In addition, please have your independent registered public accounting firm revise the first paragraph of their audit report accordingly.

Note 7 – Construction in Progress, page F-9

17. Please tell us what consideration you have given to accounting for the costs of your untested, and recently completed, machine as a research and development cost as provided in FASB ASC 730-10-25. Please also refer to the definition of "development" which includes prototypes as provided in the Glossary found in ASC 730-10-20.

Note 9 – Subsequent Events, page F-10

18. We refer to your disclosure on page 36 where you state that the convertible promissory notes in the aggregate principal amount of $73,089 are convertible into an aggregate of 14,671,800 common shares. Please tell us if the convertible promissory note that was converted on October 14, 2011 is the same promissory note that you refer to on page 36 and, if so, the facts and circumstances that resulted in the note being converted into only 1,599,920 common shares.

Item 15. Recent Sales of Unregistered Securities, page II-2

19. We note your disclosure in the last paragraph. The amount of shares of common stock issued on conversion equals the amount of shares offered by the selling stockholders on your registration statement. Please revise to disclose the date on which the debt was issued and tell us whether any of the common stock received on conversion is common stock offered by the selling stockholders pursuant to this registration statement.

20. Given the disclosure in Note 9 on page F-10, it appears that the debt discussed here are convertible promissory notes. However, on page II-2 you indicate that $7,999.60 was received but on page F-10 you state that $78,089 of convertible promissory notes were converted into common stock. Please revise your registration statement to address this inconsistency or otherwise advise us.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at (202) 551-3865 or, in his absence, Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/a/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Thomas E. Puzzo, Esq.